Exhibit 3.1

SECTION 2 OF ARTICLE I OF THE BY-LAWS, AS AMENDED ON MARCH 29, 2011

ARTICLE I

Section 2. Annual Meeting. A meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other business of the Corporation which may come before the meeting shall be held on such date and time as shall be designated from time to time by resolution of the Board of Directors.